

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 20, 2018

Alex Martin
Chief Executive Officer
Realm Therapeutics plc
267 Great Valley Parkway
Malvern, PA 19355

> **Re: Realm Therapeutics plc**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed June 19, 2018**
> **Response Dated June 18, 2018**
> **File No. 333-225121**

Dear Mr. Martin:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our reference to the prior comment is to the comment in our June 15, 2018 letter.

Risk Factors

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could augur less favorable results to the plaintiff(s) in any such action, page 28

1. We note your response to comment 2. Please tell us the basis for your belief that the "provision is generally enforceable under [state] law" and clarify what you mean by "generally." Please also revise your disclosure to state that the waiver of the right to a jury trial should not be deemed to be a waiver of any rights under the federal securities laws, if true. In this regard, your statement that the ADS holders have not waived any "other" rights under the federal securities laws appears to imply that the right to a jury trial is a right under the federal securities laws.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Joshua A. Kaufman
        Cooley LLP